BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC V2S 6J3

Telephone: (604) 870-9920    Toll Free: 800 828-1488    Fax: (604) 870-9930

Item 2: Date of Material Change

February 27, 2013

Item 3: News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on February 27, 2013 and was disseminated through the wire services of Marketwire.

Item 4: Summary of Material Change

SAMEX EXPANDS EL GRINGO DRILL PROGRAM AND PROVIDES CHIMBEROS UPDATE

During the course of its initial drill program at the El Gringo copper and gold prospect at Los Zorros, SAMEX has decided to expand total drilling activity from the previously announced 570 meters to a new total of 1200 meters. Drilling presently continues while numerous core samples have already been sent to the lab for rush-assaying. Detailed images of the entire core completed so far from holes EG-13-001 and EG-13-002 are now available for viewing at www.samex.com within the Coreshack section.

“In order to improve transparency at SAMEX, I strongly believe in making photos of newly-drilled core available for viewing as soon as it is practical to do so.  The goal is for shareholders to be able to better follow our exploration progress as updates are regularly announced,” said Sasan Sadeghpour, Chairman and Chief Executive Officer.  “The geological team and our Board of Directors consider this to be important for shareholder awareness.  However it is imperative that investors not make any assumptions regarding possible mineralization types or grades until certified lab results are announced.”

SAMEX is also in the process of updating exploration plans at the Chimberos Property to follow up its prior geological team’s recent drilling campaign. A detailed review of the drill core and partial assays received back so far indicate preliminary evidence of a series of events relating to a hydrothermal system, near what could be productive porphyries and breccias. Results will be announced in due course once all logging and assaying has been completed.

Item 5: Full Description of Material Change

SAMEX EXPANDS EL GRINGO DRILL PROGRAM AND PROVIDES CHIMBEROS UPDATE

During the course of its initial drill program at the El Gringo copper and gold prospect at Los Zorros, SAMEX has decided to expand total drilling activity from the previously announced 570 meters to a new total of 1200 meters. Drilling presently continues while numerous core samples have already been sent to the lab for rush-assaying. Detailed images of the entire core completed so far from holes EG-13-001 and EG-13-002 are now available for viewing at www.samex.com within the Coreshack section.

“In order to improve transparency at SAMEX, I strongly believe in making photos of newly-drilled core available for viewing as soon as it is practical to do so.  The goal is for shareholders to be able to better follow our exploration progress as updates are regularly announced,” said Sasan Sadeghpour, Chairman and Chief Executive Officer.  “The geological team and our Board of Directors consider this to be important for shareholder awareness.  However it is imperative that investors not make any assumptions regarding possible mineralization types or grades until certified lab results are announced.”

SAMEX is also in the process of updating exploration plans at the Chimberos Property to follow up its prior geological team’s recent drilling campaign. A detailed review of the drill core and partial assays received back so far indicate preliminary evidence of a series of events relating to a hydrothermal system, near what could be productive porphyries and breccias. Results will be announced in due course once all logging and assaying has been completed.

Item 6: Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7: Omitted Information

There is no omitted information.

Item 8: Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Sasan Sadeghpour, Director, Chairman and Interim CEO of the Issuer at (713) 956-5200, extension 102, who is knowledgeable about the material change.

Item 9: Date of Report

Dated at Houston, Texas, the 27th day of February, 2013.

“Sasan Sadeghpour”

Sasan Sadeghpour
Director, Chairman
and Interim CEO